Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wilderwise Inc.
1257 Catalina St
Laguna Beach, CA 92651
https://wilderwise.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wilderwise Inc.
Address: 1257 Catalina St, Laguna Beach, CA 92651
State of Incorporation: DE
Date Incorporated: June 12, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and

power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+

Shout Out!

We'll feature your name on our website (you can opt-out), so that future customers and investors will know you were pivotal to our early success!

$1,000+

The Inside Scoop

Receive a special investor newsletter and a live virtual tour of our production facility + the benefits from the 1st tier

$2,500+

Bronze Bonus

Receive 5% bonus shares, $500 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$5,000+

Silver Bonus

Receive 10% bonus shares, $1,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$10,000+

Gold Bonus

Receive 15% bonus shares, $2,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$25,000+

Platinum Bonus

Receive 20% bonus shares, $4,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, and benefits from the first 2 tiers.

$50,000+

Diamond Bonus

Receive 25% bonus shares, $6,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, special Diamond discounts on modular add-on kits (TBD), and benefits from the first 2 tiers.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wilderwise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Wilderwise designs and builds sustainable, modular, lightweight, two-story tiny houses on wheels with a vision for social change and a brighter future. We will offer a unique product that fits the market gap between the tiny house, RV, and ADU industries. We have a B2C, internet-based business model, with plans for exploring a B2B model in the future, selling to government agencies, developers, and non-profits. Initially, our target customers are older millennials needing more affordable housing, retirees that are downsizing, and affluent homeowners looking to install an ADU on their property.

Wilderwise has two partner companies: Wilderwise Inc. in the U.S. and Wilderwise BH d.o.o. Tuzla in Bosnia. The Bosnian company is a subsidiary 100% owned by Wilderwise Inc., but financials are not consolidated. The subsidiary was established in 2020 to manage all production, engineering, and manufacturing activities. The subsidiary also manages our supply chain and inventory by procuring parts from around the globe for final assembly at our manufacturing facility. The completed product will be shipped to the U.S. for use in its rapidly growing tiny house market.

The U.S. company, Wilderwise Inc., has executives and directors in California and Florida. Eventually we will establish manufacturing in the U.S., but for now, Wilderwise Inc. will manage a licensed trailer dealership, showroom, inspection site, and distribution center. Its governing agencies (NHTSA, NATM, Pacific West) are U.S. based. Operations include marketing, sales, accounting, legal, admin, subsidiary management & hiring, etc.

We are in the process of completing our first flagship tiny home in Bosnia. Estimated completion is in February 2021.

Competitors and Industry

We exist in the alternative housing industry which includes tiny houses, RVs, and ADUs. Our current competitors are other tiny house companies (ex: Tumbleweed, Mint, California Tiny House), but as we expand our product line and gain traction, we will also be in competition with RV and ADU companies (ex: Winnebago, Airstream, Boxabl, Studio Shed). The average tiny house costs approximately $45,000. Additional costs are required for luxury upgrades, taxes, land use, shipping, etc. Estimates show that between 2,000 and 5,000 tiny houses are sold each year, with the market growing by 7% annually from 2020-2024. The RV market is much larger, providing $114 billion a year to the economy and $18 billion in sales.

We hope to out-compete the others through our unique solutions, namely providing the major benefit of each type of competitor in a single package: lightweight like an RV, customizable and eco-friendly like a tiny house, and modular assembly like many ADUs.

Current Stage and Roadmap

Between 2017-today, we were engaged in product and business development, which included prototyping materials, working with subcontracts (engineering, graphic design, etc.), creating relationships with vendors, building our website, fundraising, and creating & implementing stategies.

Currently, we are in the pre-production stage as we build our first fully-operational prototype unit. Our manufacturing plant and supply chain is nearly solidified, and will be ready for production by the time the prototype is complete (estimated February 2021).

The next phase is testing our completed prototype and moving into production of our first sellable units. Testing will include various engineering calculations, strength tests, and consumer use (by company CEO using the home as a customer would). We will import the prototype to the U.S. through the guidance of our registered customs broker, at which point it will be inspected by the relevant agencies (Pacific West Associates, NATM). The goal is to be in full production and deliver our first customer models in Q2 2021, followed by expanding our marketing efforts, core team, and facilities.

The Team

Officers and Directors

Name: Arya Mazanek

Arya Mazanek's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO & Co-Founder
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Primary responsibilities include general management, marketing, sales, legal, logistics, and development. No salary is being paid at this time. Equity compensation is 2,100,000 shares.

- **Position:** Secretary
  Dates of Service: June 15, 2017 - Present
  Responsibilities: The primary responsibility is maintaining the corporate books and records. No salary is being paid at this time.

- **Position:** Treasurer
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Primary responsibilities include maintaining the accounting books and records, dispersing funds, and reporting on all corporate finances. No salary is being paid at this time.

- **Position:** Director
  Dates of Service: June 14, 2017 - Present
  Responsibilities: The primary responsibility is fulfilling fiduciary duties and helping to manage the business and affairs of the company. No salary is being paid at this time.

Name: John Sitler

John Sitler's current primary role is with Masdar. John Sitler currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: July 03, 2017 - Present
  Responsibilities: The primary responsibilities are fulfilling fiduciary duties, helping to manage the business and affairs of the company, and presiding over board meetings. No salary is being paid at this time.

Other business experience in the past three years:

- **Employer:** Masdar
  Title: Bids, Manager
  Dates of Service: September 04, 2011 - Present
  Responsibilities: Renewable energy project development

Name: Lindsay Wood

Lindsay Wood's current primary role is with Tiny Homes. Lindsay Wood currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: March 06, 2021 - Present
  Responsibilities: Attending board meetings, voting on company proposals, fulfilling fiduciary duties, and helping to manage the business and affairs of the company.

Other business experience in the past three years:

- **Employer:** Wilderwise Inc.
  Title: Board Director
  Dates of Service: March 06, 2021 - Present
  Responsibilities: Fulfilling fiduciary duties and helping to manage the business and affairs of the company

Other business experience in the past three years:

- **Employer:** Tiny Homes
  Title: CEO/Consultant
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Operating the business and consulting clients on choosing, designing, and purchasing a tiny home.

Other business experience in the past three years:

- **Employer:** Real Estate Investor
  Title: Real Estate Investor
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Purchasing and improving properties for resale.

Other business experience in the past three years:

- **Employer:** SolSolutions LLC
  Title: Director of Sales & Marketing
  Dates of Service: November 04, 2019 - Present
  Responsibilities: Responsibilities include marketing, social media, and sales with a special focus on website development and business unit organization.

Other business experience in the past three years:

- **Employer:** Tiny Home Industry Associatio
  Title: Board Director + serves on Membership Committee
  Dates of Service: August 06, 2018 - Present
  Responsibilities: Responsibilities include member development, online and offline event organizing, scribe for builders committee and standards committee, and attending board meetings.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational tiny home or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and are in the process of manufacturing a prototype for our tiny house. Delays or cost overruns in the development of our tiny house and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Wilderwise Inc. was formed on June 12, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once

our directors determine that we are financially able to do so. Wilderwise Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Wilderwise tiny homes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns various trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), NHTSA (National Highway Traffic Safety Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid-19 could affect our supply chain, and thus delay our operations
One of the biggest impacts of coronavirus is likely to be the fallout of lockdowns and containment measures, which are disrupting production and supply chains. This could affect our development and ability to procure materials on the expected timelines.

We may become subject to product liability claims, which could harm our financial

condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of tiny houses trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our tiny houses do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our tiny houses and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

This is a relatively new and unproven industry

The modular, two-story, lightweight tiny house product that we produce is a completely new product that we have recently introduced into the intersecting markets of tiny houses, RVs, and ADUs. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy our product. This may be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

We are subject to changes in foreign currency exchange rates.

Many of our product components may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Manufacturing and selling our products internationally may cause problems and present risks.

Many components of our tiny houses are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, complications with importing, exporting, customs, tariffs, and border restrictions, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components and various raw materials from a limited group of suppliers. We do not have long-term agreements with many of these suppliers that obligate them to continue to sell components to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components, and will perform their obligations on a timely basis. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Fuel Fever LLC (Managed and 100% owned by John Sitler)	3,350,000	Common Stock	35.43
Katie Critchley	4,900,000	Common Stock	43.95
Arya Mazanek	2,100,000	Common Stock	18.83

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in the Bylaws or otherwise required by law. Please see voting rights below for this offering.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or

reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Option Pool

The amount outstanding includes 850,000 shares to be issued pursuant to the employee stock option pool. 380,000 of which have been reserved for current employees but will remain unissued until vesting is complete, the remaining shares have been allocated.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $65,000.00
  Number of Securities Sold: 650,000
  Use of proceeds: Salaries and parts procurement. Shares transferred from ESOP.
  Date: June 05, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $65,000.00
  Number of Securities Sold: 1,300,000
  Use of proceeds: Research & development; engineering contractual work. 1M shares newly issued; 300K shares transferred from ESOP.
  Date: May 04, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Research & development; engineering contractual work
  Date: December 10, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 1,200,000
  Use of proceeds: Research and development; engineering contractual work
  Date: July 07, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019; and Year ended December 31, 2019 compared to year ended December 31, 2018.

Revenue:

We were in the research and development stage throughout 2017, 2018 and 2019. Therefore, there were no revenues. In 2020, we launched a preorder program that required refundable deposits to join a waitlist to purchase our flagship product. In doing so, we garnered $10,963 in revenue through deposits made from preorder customers.

Development Expenses:

Company expenses increased from $2,429 in 2018 to $39,406 in 2019. 2018 was a slow year for us, where we stayed focused on refining designs and preparing strategies. It wasn't until 2019 that we started investing in development again, where our expenses increased to $39,406 that year. The majority of this money was paid to engineering subcontractors that refined our designs and created reports. Other major changes were within advertising and marketing. In 2019, we attended our first trade show and introduced our product to the market for the first time. We also sent materials to our engineering contractors overseas which added to miscellaneous postal expenses.

In 2020, expenses increased to $145,306 when major steps were taken to establish our team, manufacturing, and supply chain. In 2020, we launched our website and preorder program, established a subsidiary in Bosnia, grew our team, built a custom, fully-equipped factory, solidified the majority of our supply chain, and began purchasing materials for our first product build. Major expenses included full time payroll in our subsidiary and vendor payments. Other expenses included lease payments, postal costs, monthly subscriptions and memberships, advertising, and administrative costs.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. This is the because in the last two years, we were in the research and development phase. Our cash flows were consistently in a deficit as we poured money into engineering contracting. Now that we have secured employees (in our subsidiary) who are actively working on assembling our first physical product, our expenses will be more concentrated on labor, parts procurement, and marketing. There will still be money set aside for R&D, but at a smaller percentage of the total. In previous years, the cash used for these expenses came from selling equity. In the future, we will continue to sell equity to grow the company quickly, but additional funds will be generated by the company through sales and revenue. We expect to be making revenue in 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $9,058 on hand, with no existing lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although we have backup funds available from a major shareholder, they are last resort only. The funds from this campaign will be critital to our company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. 95% + of the company's total funds will be made up of money raised from this campaign. The remainder comes from preorder deposits. In Q3 and Q4 2021, we will start to make revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, the company will be able to operate for approximately one month (or less). This is based on expenses for labor. Other monthly expenses (procurement, legal, shipping, etc.) would need additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

The company's current burn rate is approximately $200,000 per year. If we raise our maximum funding goal, and under current regular expenses, we would be able to operate for 4-5 years. But, this figure is innaccurate considering that we have made great efforts to keep our expenses at a minimum in recent years due to budget restaints. If we were to raise our maximum funding goal, we would expand our team, facilities, and marketing budget. In this scenario, we would be able to operate for approximately 1.5-2.5 years (without revenue factored in). While also making revenue, these funds could be stretched further.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has contemplated pursuing multiple venture capital funding rounds within the next 1-4 years.

Indebtedness

- **Creditor:** Fuel Fever LLC
  Amount Owed: $125,000.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2025
  During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

Related Party Transactions

- **Name of Entity:** Wilderwise BH d.o.o. Tuzla
  Names of 20% owners: Wilderwise Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: Wilderwise BH d.o.o. Tuzla is a wholly owned subsidiary of Wilderwise Inc., created to fulfill all engineering, production, and manufacturing activities of the company.
  Material Terms: Wilderwise Inc. regularly pays invoices to Wilderwise BH d.o.o. Tuzla in order to pay their salaries, operating costs, procurement, etc.

- **Name of Entity:** Patricia Mazanek
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Patricia invested $10,000 upon the company's formation in 2017.
  Material Terms: Patricia's investment of $10,000 earned her 200,000 shares in the company.

- **Name of Entity:** Fuel Fever LLC
  Names of 20% owners: John Sitler
  Relationship to Company: Director, 20% owner, family member
  Nature / amount of interest in the transaction: Fuel Fever LLC, which is wholly owned by John Sitler (a family member, director, and owner of Wildewise Inc.) has invested a total of $230,000 since company formation in 2017.
  Material Terms: Fuel Fever LLC has received 3,350,000 shares in the company in exchange for its $230,000 investment.

- **Name of Entity:** Fuel Fever LLC
  Names of 20% owners: John Sitler
  Relationship to Company: Director, 20% owner, family member
  Nature / amount of interest in the transaction: Fuel Fever LLC (John Sitler) loaned the company $125,000 with 4% interest per annum, in exchange for 5% of revenues.
  Material Terms: During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

Valuation

Pre-Money Valuation: $24,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. In formulating our valuation, we considered the following: first, we analyzed the market and based on our extensive research in the recreational vehicle industry, most public companies like ours trade at an average multiple of 11.3x EV/EBITDA. Second, we analyzed our scalability and based on our order book of over 100 units, we project to have a path to sell 500 units in 2022, generating approximately $29.5m in gross revenue. Further, our 2022 projection includes royalties / commissions of $1.7m and

cost of goods sold (COGS) of $16.9m, resulting in a gross margin of $11.0. Continuing, our 2022 projection includes $1.5m in fixed costs, leaving $9.5m in EBITDA, which when applying a 11.3x multiple, would value the business at $107.4m. We discounted to $24.0m due to the fact that the revenue and margins are projected rather than actual and the company is in an development phase.

Brief notes on the publicly-traded comparable companies (Source: Yahoo Finance, Dec 18, 2020):

BRP (DOOO): EV/EBITDA multiple of 10.3x. Canadian manufacturer of recreational vehicles.

Thor Industries (THO): EV/EBITDA multiple of 9.8x. American manufacturer of recreational vehicles, selling towable and motorized RVs through its subsidiaries brands.

Camping World Holdings (CWH): EV/EBITDA multiple of 11.3x. American manufacturer of recreational vehicles, and provider of recreational vehicle services and parts.

Winnebago Industries (WGO): EV/EBITDA multiple of 14.5x. North American manufacturer of recreational vehicles including motorhomes, travel trailers, fifth wheel products, and boats.

Patrick Industries (PATK): EV/EBITDA multiple of 10.7x. American manufacturer of building products and materials to the manufactured housing and recreational vehicles industry.

Brief notes on our projections of basic 2022 financials:

Gross Revenue: Assumes sales of 500 units, representing less than a 5x increase from our current order book of over 100 units. Units sold at a price of $59,000 per unit. Revenue does not include potential upside from kits and services.

Royalties / Commissions: Includes repayment of outstanding royalty-based financing and assumes 5% commissions paid.

COGS: Projections based on costs of prototype currently in production, with cost improvements based on volume discounts, value-added tax optimizations, and design improvements.

Gross margin: Derived from the above projections. Gross revenue less royalties / commissions less COGS.

Fixed costs: Represents an increase of roughly 7x from the current burn rate of circa $0.2m per annum. The increase is largely driven by a need for additional SG&A and for larger factory and warehouse space.

EBITDA: Derived from the above projections. Gross margin less fixed costs.

The company aspires to a steady-state profit goal derived from selling 36,000 units per year, representing roughly 10% of the 2019 towable recreational vehicle market (Source: December 2019 RV Shipments Market Report). In such a scenario, the company projects gross revenue and EBITDA in excess of $2.1b and $1.1b respectively, with a resulting valuation in excess of $13.1b.

Readers are cautioned that such financial projections, forecasts or forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and contingencies, many of which are beyond management's control. Please refer to our forward looking information legend and our Risk Factors section. Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of security authorized, has no outstanding convertible securities, and has assumed that any shares reserved for issuance under a stock plan, if any, are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Company Employment*
  96.5%
  We will use these proceeds to continue paying salaries to the employees within our subsidiary. They will continue to work on building our first customer units and developing the product.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Company Employment*
  40.0%
  This money will be used for continuing existing salaries in our subsidiary, as well as hiring new full- and part-time employees to our main/parent company.
- *Working Capital*
  30.0%
  This money will be used for procuring materials in bulk to save on cost and build time. Once materials are secured at our warehouse, we can build customer units quickly and with a higher profit margin.
- *Facilities*

7.0%
This money will be used for paying our warehouse lease, expanding our facilities, and establishing new physical locations in the U.S. to use as a distribution center, dealership, and showroom.

- *Marketing*
  8.0%
  This money will be used for increasing our ad spend, paying for booth space at trade shows, and establishing an affiliate marketing program. This will also fund the travel expenses associated with our marketing plan of touring the U.S. in our flagship product and documenting the journey.

- *Research & Development*
  5.0%
  We have many ideas and preliminary designs for future product lines, add-on kits, and luxury upgrades. This money will be used for developing these new offerings and ensuring they safe and and ready for the market.

- *Operations*
  6.5%
  We will use this money for day to day operative costs and shipping expenses. Shipping from vendors to our manufacturing plant and from our plant to our distribution facility in the U.S. will constitute the majority of these funds.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://wilderwise.com/ (www.wilderwise.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/wilderwise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wilderwise Inc.

[See attached]

WILDERWISE INC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Wilderwise Inc.
Lewes, Delaware

We have reviewed the accompanying consolidated financial statements of Wilderwise Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, consolidated statement of shareholders' equity (deficit), and consolidated cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2021
Los Angeles, California

WILDERWISE INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 6,838	$ 13,083
Accounts receivable, net	18,599	-
Inventories	36,084	-
Prepaids and other current assets	10,928	1,760
Total current assets	**72,448**	**14,843**
Property and equipment, net	7,644	745
Total assets	**$ 80,092**	**$ 15,588**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 7,704	$ -
Other current liabilities	9,819	5,417
Total current liabilities	**17,523**	**5,417**
Shareholder loan	125,000	
Total liabilities	**142,523**	**5,417**
STOCKHOLDERS' EQUITY		
Common Stock	120	110
Aditional Paid in Capital	239,870	109,990
Cumulative Translation Adjustment	(6,634)	-
Retained earnings/(Accumulated Deficit)	(295,787)	(99,929)
Stockholders' equity	**(62,431)**	**10,171**
Total liabilities and stockholders' equity	**$ 80,092**	**$ 15,588**

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 10,963	$ -
Cost of goods sold	75,444	-
Gross profit	(64,481)	-
Operating expenses		
General and administrative	142,924	39,406
Sales and marketing	2,382	-
Total operating expenses	145,306	39,406
Operating income/(loss)	(209,787)	(39,406)
Interest expense	-	-
Other Loss/(Income)	(13,930)	-
Income/(Loss) before provision for income taxes	(195,858)	(39,406)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (195,858)**	**$ (39,406)**

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2018	**10,000,000**	**$ 100**	**$ 60,000**	**$ (60,523)**	**$ -**	**$ (423)**
Issuance of shares	1,000,000	10	49,990	-		50,000
Net income/(loss)	-	-	-	(39,406)		(39,406)
Balance—December 31, 2019	**11,000,000**	**$ 110**	**$ 109,990**	**$ (99,929)**	**$ -**	**$ 10,171**
Issuance of shares	1,000,000	$ 10	129,880			129,890
Foreign currency translation					**(6,634)**	(6,634)
Net income/(loss)				(195,858)		(195,858)
Balance—December 31, 2020	**12,000,000**	**$ 120**	**$ 239,870**	**$ (295,787)**	**$ (6,634)**	**$ (62,431)**

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(195,858)	$	(39,406)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		691		268
Changes in operating assets and liabilities:				
Accounts receivable, net		(18,599)		-
Inventories		(36,084)		-
Prepaids and other current assets		(9,168)		-
Accounts Payable		7,704		-
Other current liabilities		4,402		-
Net cash provided/(used) by operating activities		**(246,910)**		**(39,138)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(7,612)		-
Net cash provided/(used) in investing activities		**(7,612)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		129,890		50,000
Shareholder Loan		125,000		
Net cash provided/(used) by financing activities		**254,890**		**50,000**
Effect of foreign currency exchange rate changes on cash		(6,612)		-
Change in cash		(6,244)		10,862
Cash—beginning of year		13,083		2,221
Cash—end of year	**$**	**6,839**	**$**	**13,083**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Wilderwise Inc. was formed on June 12, 2017 in the state of Delaware. The financial statements of Wilderwise Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Laguna Beach, California.

Wilderwise Inc. designs and builds lightweight, sustainable, modular, two-story tiny houses on wheels, aiming to provide affordable housing and investment opportunities to eco/tech savvy people around the globe. The tiny home movement is still small, growing fast, and creating a unique solution to the climate, housing, and debt crises. Wilderwise Inc. stands out for its advanced technology at an affordable price, with a focus on sustainability.

We are entering the market with our flagship tiny home product, and will expand our offering with a variety of sizes, customization options, luxury upgrades, and modular add-on kits. All future models, regardless of size and use optimization, will maintain our proprietary modularity so that add-on kits can be purchased over time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and labor, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wilderwise Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its home products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $2,831 and $662, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through April 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Inventories, prepaid expenses and other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Inventories:				
Raw Materials	$	30,476	$	-
Work in Progress		5,607		-
Finished Inventory		-		-
Total Inventories	**$**	**36,084**	**$**	**-**

As of Year Ended December 31,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Employee Advances	$	1,760	$	1,760
Vendor Deposits		197		-
VAT Receivable		8,971		-
Total Prepaids Expenses and Other Current Assets	**$**	**10,928**	**$**	**1,760**

As of Year Ended December 31,		2020		2019
Payroll Wages Payable	$	9,819	$	5,417
Total Other Current Liabilities	**$**	**9,819**	**$**	**5,417**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computer & Office Equipment	$	8,507	$	1,340
Property and Equipment, at Cost		**8,507**		**1,340**
Accumulated depreciation		(863)		(595)
Property and Equipment, Net	**$**	**7,644**	**$**	**745**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and December 31, 2019 totaled $7,644 and $268 respectively.

5. DEBT

During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional

amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.00001 par value. As of December 31, 2020, and December 31, 2019, 12,000,000 and 11,000,000 shares of common stocks have been issued and outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(58,444)	$	(11,759)
Valuation Allowance		58,444		11,759
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(88,263)	$	(29,819)
Valuation Allowance		88,263		29,819
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $295,787, and the Company had state net operating loss ("NOL") carryforwards of approximately $295,787. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical

merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During fiscal year 2020, the Company entered into a funding arrangement with John Silter, one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2021, the date the financial statements were available to be issued.

Subsequent to the year end, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder is providing for a lending facility of up to $15,000 at 12% interest per annum. The maturity date is January 2024. On April 7, 2021, the loan was fully repaid.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $195,858, an operating cash flow loss of $246,910 and liquid assets in cash of only $6,838 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Wilderwise

Eco-innovative Tiny Homes



Wilderwise
LIVING FREE HOMES

Website | Laguna Beach, CA | CONSUMER PRODUCTS | ENGINEERING

Wilderwise designs and builds lightweight, sustainable, modular, two-story tiny houses on wheels. The company aims to provide affordable housing and investment opportunities to eco-friendly and tech-savvy people alike, merging groundbreaking technology and sustainable design.

$251,587 raised

336 Investors	**$24M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 16 | Comments | Follow

Reasons to Invest

- Bridging the gap between the tiny house and RV markets with unique, lightweight, modular design that offers flexibility and allows your home to grow and adapt with you over time
- Creating sustainable living solutions though alternative materials, renewable energy, and a proprietary water generation and filtration system
- The tiny home market is expected to grow by 6.25% with its largest share in North America. Incremental growth is expected to reach $5.8 billion over four years.

Rewards

Get rewarded for investing more into Wilderwise:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Shout Out!
We'll feature your name on our website (you can opt-out), so that future customers and investors will know you were pivotal to our success!

OVERVIEW

Big ideas, small footprint

Wilderwise was founded upon the ideals of creating a cleaner planet and a brighter future for its people by making home ownership accessible to the masses, not just the wealthy and upper middle class.


BIG IDEAS
SMALL FOOTPRINT

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.


OUR MISSION
Build homes suited to any lifestyle & make home ownership accessible to all.
WHAT WE VALUE
INNOVATION
COMMUNITY
FREEDOM
WIDSOM

At Wilderwise, we want to spur an evolution in the way people live, responsibly and in stewardship to the planet. We aim to help our homeowners gain personal and financial freedom, made possible by the home's sustainable features, affordable cost, and easy portability.




MODULAR
ECO-FRIENDLY
AFFORDABLE
LIGHTWEIGHT
COMFORTABLE
LIFETIME USE

Wilderwise is near completion of our functional production unit prototype. Features that will work in the first unit include raising roof, modular capabilities, easy towing, elevator lift, and sustainable systems. All add-on kits are still in development. We aim to have at least 50% of add-on kits including decks, awnings, storage box, developed in 2021, with the more complex kits, including houseboat and slide outs, completed in 2022 & 2023. We aim for the working prototype to be completed in Q1 of 2021.

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

$1,000+
Investment
The Inside Scoop
Receive a special investor newsletter and a live virtual tour of our production facility + the benefits from the 1st tier

$2,500+
Investment
Bronze Bonus
Receive 5% bonus shares, $500 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$5,000+
Investment
Silver Bonus
Receive 10% bonus shares, $1,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$10,000+
Investment
Gold Bonus
Receive 15% bonus shares, $2,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$25,000+
Investment
Platinum Bonus
Receive 20% bonus shares, $4,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, and benefits from the first 2 tiers.

$50,000+
Investment
Diamond Bonus
Receive 25% bonus shares, $6,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, special Diamond discounts on modular add-on kits (TBD), and benefits from the first 2 tiers.

THE PROBLEM

Tiny houses are typically arduous to build, hard to transport and prone to legal issues

We're looking to solve several pain points that exist in the tiny house industry, that many companies have overlooked or ignored. Our research has shown that there is a shortage of available houses, the building process can take months to complete, and most tiny houses have loft beds that are too short for most people. In addition, most are notoriously heavy, with many weighing close to 15,000 pounds or more and built with wooden frames which are susceptible to rotting and make them difficult to transport.

Accessory dwelling units, or ADUs, have increased in popularity over the past few years. More recently, tiny houses on wheels have been legalized for use as ADUs in several states. The problem is that most tiny houses cannot be brought into a backyard without the use of a crane, since many urban and suburban properties only have small easements. Setup costs, with crane use, can cost upwards of $10,000.


OTHER TINY HOMES
LONG BUILD TIME
SHORT LOFT CEILINGS
EXTREMELY HEAVY
SUSCEPTIBLE TO ROT

Additionally, we've seen that many tiny houses are not registered properly and are built by unlicensed builders. Issues around warranty, land use, and safety often arise for the customer and builder.

THE SOLUTION

Wilderwise houses provide comfort, adaptability and ease of transportation

Wilderwise tiny houses are a perfect hybrid between a tiny house, RV, and ADU by being easily portable, functional, comfortable and "homey". With our unique modular technology, we strive to eliminate the need for cranes, increase ease of transportation, and allow for a streamlined build process that most normal tiny houses cannot offer.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

We aim to be a high volume manufacturer that provides tiny houses to the masses, through direct customer sales, government contracts (housing for the homeless), providing temporary housing for disaster relief, and bulk sales to developers and other businesses that require fast delivery.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

We've engineered a lifting roof mechanism that replaces the standard loft with a full second story, allowing for 6′ 6″ of headroom on the second floor when the home is parked. Our houses are constructed with steel, aluminum, plastic, and composite components, which are rot/mold/bug resistant and can reduce the home's overall weight by more than 50%. We also ensure that our product is compliant to all federal and local codes/regulations before it is sold.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.


TRAILER
- Aluminum sheets & tubing
FRAME
- Metal sheets & tubing
- 95% aluminum
- 5% steel
ROOF
- Aluminum sheets & tubing
PANELS
- Aluminum & ABS plastic

THE MARKET

The market is expected to boom in coming years, with North America holding the largest share

The tiny house industry is still very small, but expected to boom in the coming years, as building codes loosen and COVID-19 drives new growth. The current compound annual growth rate is almost 7% and the market is expected to grow by 6.25% with its largest share in North America. Incremental growth is expected to reach $5.8 billion over four years.




Market growth will
ACCELERATE at a
CAGR of almost
7%


Incremental
Growth $5.8B
2019
2024
YoY growth rate
for 2020 estimate
6.25%

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

The RV industry has been consistently hitting all-time highs in revenue and growth in recent years and it is clear that the current housing crisis calls for alternatives that are lower cost and have a smaller carbon footprint. Additionally, tiny houses can satisfy the need for adventure in an ever-changing pandemic landscape. We believe Wilderwise is poised to meet these growing demands.

The ADU market has also experienced rapid growth due to both changing lifestyles, skyrocketing housing costs, and expanded ordinances in certain states, notably in California. We believe that Wilderwise can step in where tiny houses, RVs and ADUs fall short.


SATISFY YOUR NEED FOR ADVENTURE

TINY HOMES ARE

ENERGY EFFICIENT


93%

93% increase in energy efficiency over traditional homes

ECO-FRIENDLY


45%

45% decrease in ecological footprint vs. traditional homes

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

OUR TRACTION

Strong initial interest from potential customers

Wilderwise has been in the public eye since February 2020, and we have already gained more than 120 pre order requests and 13 pre order deposits of $1,000 each. We've had many customers tell us that our product is everything they've been looking for, combining the benefits of a tiny home and an RV into one.



Pre-order requests	Pre-order deposits
120	**$13,000**

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

In May 2020, we completed our custom-designed production warehouse. In the following months, we began receiving major shipment deliveries of custom parts from vendors. In December 2020, production of our first tiny house began. We currently have 80% of our supply chain solidified, with 100% of production tools, machines and warehouse equipment needed for our first build.



May 2020
Completed Our Production Warehouse

Deliveries Of Custom Parts

December 2020
Production Began

Customer Testimonial



Safety And Regulatory Traction

- **Registered manufacturer with the National Highway Traffic Safety Administration**
- **Partnered with Pacific West Associates for safety certifications**
- **Member of the National Association of Trailer Manufacturers**
- **In process of becoming a licensed manufacturer and dealer in California**

WHAT WE DO

A breath of fresh air in the tiny house industry

Wilderwise houses will be composed of modular units and can be easily assembled, upgraded, and customized. The homes are eventually meant to grow and change with the homeowner over time. When parked, the houses will expand upward to create a full-height second floor, and when on the road, the roof will lower to standard road-safe height.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

Not only will our tiny houses accommodate add-on kits such as a houseboat attachment and outdoor decks, but they will also fit into a 40 ft shipping container and through a standard 5-foot easement. This will make relocation nearly effortless by providing a unique solution to the expensive crane delivery and construction team that is often needed for transporting other tiny houses into backyard settings.

Our tiny houses will be built to be lightweight and durable, so that they incur minimal wear and tear and can be transported with smaller, more fuel-efficient vehicles, thus allowing you to save on gas and lower your carbon footprint.

EXPANDABLE

Wilderwise will be one of the first-ever two-story tiny homes on wheels. Electric actuators will lift the roof when parked, giving you increased privacy and space. Tiny living just got upgraded.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

MORE LIVING SPACE

SMALLER FOOTPRINT

INCREASED PRIVACY

NO-FUSS CONVENIENCE

We will be offering several off-grid packages, to ensure maximum sustainability. LED lighting, energy efficient appliances, and composting or incinerating toilets will be included with every home. Solar panels, battery, inverter, and a water generation and filtration system will be included with off-grid packages.


Wilderwise
LIVING FREE HOMES

THE BUSINESS MODEL

We will start as B2C while profit margins increase, before exploring the B2B model

Wilderwise will operate first as a B2C business, leveraging our social media presence and network of sales affiliates to reach our customer base. In the future, we plan to explore a B2B model where we also sell to developers, businesses, dealerships, and governments.

Starting off with our flagship product, we will first target the tiny house market as our entry point. Once we gain traction, we will move into the RV industry which has even more potential for increased sales and revenues.



Flagship product price
$55-59K

Future product price
↓$55-59K↑

CURRENT MARGINS
FIRST 10 UNITS


Estimated COGS
$35-45K
Profit margins
20-40%

FUTURE MARGINS
HIGH VOLUME


Estimated COGS
$20-25K
Profit margins
50-60%

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

Our flagship product will be sold at a price of $55,000-$59,000, and future offerings (smaller or larger models) will be priced accordingly. Our estimated cost of goods sold for the first 10 units is $35,000-$45,000 per unit (20-40% gross margin), which we aim to improve to $20,000-$25,000 at high volumes (50-60% gross margin).

INNOVATING AN INDUSTRY

We are innovators and problem solvers in an industry that hasn't seen much change

While most tiny house builders are following the same business model and product style, we've taken a different direction by creating a tiny house on wheels that is modular, two-story, lightweight, and can go off grid.


MODULAR

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

We believe that our focus on affordability and sustainable innovation will provide unique solutions to our customers and allow us to out-compete other companies in our market space. Wilderwise homes are lightweight and functional like an RV, yet cozy, customizable and eco-friendly like a tiny house, and easy to transport and assemble like an ADU.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

SUSTAINABILITY IN TERMS OF

POWER WASTE WATER MATERIALS

THE VISION

Making affordability, sustainability, and mobility the norm

Our vision is to provide the means for people to live freely and authentically, in stewardship to themselves, others, and the planet. Our company's mission is to build houses suited to any lifestyle and make home ownership accessible to all. With innovation, community, freedom, and wisdom as our core values, we are working to spur an evolution in the way people live, placing greater emphasis on community, connection, experience and sustainability.



Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

In 5 years, we hope to have successfully patented our technology and expanded our product offerings to include add-on kits, larger models, campers, 5th wheels, and houses on foundations. We aim to be in high production with a team of 100+ in regional offices and factories across the U.S., Europe, Asia, and Australia. Our goal is to secure partnerships with short term housing rental companies, electric vehicle manufacturers, conservation organizations, and local governments.

5 YEAR PLAN

Patent Our Technology

Expand Product Offerings

- Add-on kits
- Larger models
- Campers
- 5th wheels
- Houses on foundations

Grow Philanthropic Arm

- Houses for homeless
- Disaster Relief

OUR LEADERSHIP

We are passionate about our vision and love what we do

Wilderwise is a family owned and operated business. Its leadership consists of cousins and co-directors, John and Arya, who work directly with the company's Engineering Director, Mirza, to ensure technical progress is aligned with higher level strategies and goals. Although they've known each other all their life, it wasn't until recently that they discovered their highly productive relationship as business partners! Together with a tight knit group of engineers, the Wilderwise team is a well-rounded and highly collaborative group of friends that share in the dream of making affordable housing accessible to all. There is a level of trust and confidence in one another that creates a healthy team environment.


WILDERWISE IS A FAMILY OWNED AND OPERATED BUSINESS

Each team member is extremely knowledgeable and passionate about their discipline, as well as sustainability and making a positive impact on humanity. We are excited to continue expanding the team once the resources are available.



WHY INVEST

We are unique disruptors in an industry that is poised for fast growth in the coming years

The tiny home movement is small but fast-growing, creating unique solutions to the climate, housing, and debt crises. Wilderwise stands out for its advanced technology at an affordable price, with a focus on sustainability. Our unique modular construction offers one-of-a kind portability and expandability. We are the one of the first companies to fill the gap in what the tiny house, RV, and ADU markets are missing. We also aim for lean manufacturing and high production volumes, which is uncommon in this industry.



UNIQUE FEATURES

Wilderwise reimagines tiny living with homes that are modular, two-story, easily portable, and fully off-grid. You'll be at ease wherever you park.

GROUNDBREAKING TECHNOLOGY

Thanks to meticulous engineering, streamlined design, and constant innovation, Wilderwise has structural integrity to last a lifetime.





SUSTAINABILITY

Go off-grid with comfort. Wilderwise's smart proprietary systems are convenient for you and good for the planet. No hookups? No problem!

Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

We believe that affordable and sustainable housing should be the norm and we are making this possible through our commitment to creating sustainable solutions, high volume production, and extensive R&D. With the current state of the world, people need alternative housing solutions like the one we provide, and it is our mission to impact humanity on a grand scale by helping people find their freedom and protect the earth.





Rendering of future Wilderwise House. Images are computer generated demo versions. Product is still currently under development.

In the Press

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Meet Our Team



Arya Mazanek

CEO & Director

With an entrepreneurial mind and vision for changing the world, Arya uses strong leadership and critical thinking skills to bring Wilderwise to life. Her commitment to personal integrity, ethical responsibility, and environmental protection is a foundation and catalyst for the company. She thrives on deepening her connection to herself and every person she meets. Arya lives a healthy lifestyle and loves spending time outdoors – catch her rock climbing, hiking, or by the campfire.



John Sitler

Chairman

John is our seed investor, high-level strategist, and financial expert. With a diverse background in engineering, physics, and economics, he is the backbone of our lean, balanced business model. With experience on the hedge-fund trading floor and as a project manager for high-profile renewable energy projects, John knows how to create progressive change on a grand scale. In his time off, he loves to free-dive in freshwater springs and cozy up with a crossword puzzle.



Mirza Mesanovic

Director of Engineering/Managing Director

With skills in both mechanical engineering and business management, Mirza bridges the gap between highly technical work and communication-driven leadership. His patient, systematic approach ensures the safety and quality of our products. Mirza's passion for community building and helping others makes him an excellent leader for our Bosnian team. When he's not testing mechanics on his computer, he's off listening to jazz music, watching a sci-fi movie, or at the gym.



Lindsay Wood

Board Director

Known to many as the "Tiny Home Lady," Lindsay is a highly respected industry professional. She serves on the Tiny Home Industry Association board of directors, owns and operates a tiny home consulting business, and is well-connected with many of the industry's major players such as tiny house builders, developers, service providers, and government officials. With 20+ years of experience working in sustainable business, Lindsay brings invaluable insight and networking opportunities to the Wilderwise team.



Azrina Delic

Technical Manager

While also pursuing her engineering masters degree with a focus on renewable energy, Azrina contributes to this project with bright ideas and solutions to make Wilderwise both comfortable and energy efficient. Motivated by her commitment to innovation and environmental protection, Azrina's technical work ensures that our products are as green as can be. When she's not studying or designing a sustainable water system, she'll be in a coffee shop with friends or relaxing with a good book.



Mirza Spahic

Development Engineer

Mirza is a mechanical engineer with expertise in production engineering and product development. His work on developing Wilderwise's structural components and moving parts has prepared our designs for success in real-life applications. With keen problem-solving skills, dedication to craft, and constant desire to improve, Mirza is an integral member of our engineering and production team. Outside of work, he enjoys socializing, carp fishing, and playing snooker.



Senad Kasumovic

Supply Chain Manager

With a background in economics, project management, and quality control, Senad supports the team with his expert organization skills and logistical insights. His contributions to sourcing high quality parts, refining a sustainable supply chain, and planning for serial production is invaluable. As a father and war survivor, Senad is committed to finding solutions to improve lives, connect people, and be more sustainable in all aspects. He is a lover of food, traveling, and running.



Armin Smajic

Assembly Process Manager

Armin offers valuable expertise in technical documentation, welding and construction. His background in hands-on parts and systems installation is foundational in ensuring each Wilderwise model is assembled with care and accuracy. Armin is not your average builder – his dedication to detailed work and passion for learning make him stand out from the crowd. When he's not getting his hands dirty in our warehouse, Armin can be found at a local car gathering or hosting a comedy movie night with friends.



Maitha Alkaabi

Strategy Advisor

Being a revered diplomat and a published researcher in chemistry and environmental engineering, Maitha supports our team with an impressive international network and steadfast technical feedback. Her passion for sustainability initiatives helps fuel the fire behind Wilderwise's vision. Beyond her remarkable work as a societal leader, Maitha advocates for female empowerment, grows her own food, and enjoys the occasional skydiving trip.



Laurence Alexander

Customer Relations Specialist

Laurence has a keen understanding of customer needs and a passion for cultivating meaningful relationships. Developed through more than a decade of experience, his communication skills and charisma add value beyond measure. Eco-conscious and inspired, Laurence has spurred initiatives to reduce plastic waste and clean up areas in his hometown. You can find him at a local disc golf course, trail running, or playing his saxophone.



Derek Leason

Founding Design Engineer (In Memory Of)

Derek had 30+ years of experience building aircraft and rockets as an aerospace design engineer. He was our founding mastermind innovator, intent on making a lasting impact on his daughter, grandchildren, and the world they will live in. Derek passed away in October 2020. The company is forever grateful for his contribution! His legacy will live on through us and all the tiny homes we build in his honor.

Offering Summary

Company	:	Wilderwise Inc.
Corporate Address	:	1257 Catalina St, Laguna Beach, CA 92651
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$24,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+

Shout Out!

We'll feature your name on our website (you can opt-out), so that future customers and investors will know you were pivotal to our early success!

$1,000+

The Inside Scoop

Receive a special investor newsletter and a live virtual tour of our production facility + the benefits from the 1st tier

$2,500+

Bronze Bonus

Receive 5% bonus shares, $500 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$5,000+

Silver Bonus

Receive 10% bonus shares, $1,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$10,000+

Gold Bonus

Receive 15% bonus shares, $2,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), and benefits from the first 2 tiers.

$25,000+

Platinum Bonus

Receive 20% bonus shares, $4,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, and benefits from the first 2 tiers.

$50,000+

Diamond Bonus

Receive 25% bonus shares, $6,000 off a purchase of one Wilderwise tiny house (not to be combined with other offers), early access to new products, special Diamond discounts on modular add-on kits (TBD), and benefits from the first 2 tiers.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wilderwise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

A Successful Weekend at TinyFest, CA!

11 minutes ago

We had a great time at TinyFest in Del Mar, CA this past weekend, May 14-16th! TinyFest is a tiny home focused expo, featuring a variety of alternative housing options such as tiny houses on wheels, container homes, vintage campers, modular ADUs, converted vans, skoolies, and more. Although Wilderwise didn't have a physical model to show yet, we enjoyed hundreds of enriching conversations at our booth, where we showcased product animations and a series of new build videos (coming soon on our Youtube channel). It was exciting to connect with prospective customers, share knowledge about tiny home innovation, and receive an overwhelmingly positive response!

Throughout the weekend, we also met other tiny house builders as well as potential dealers/distributors, product vendors, investors and the like. Having the opportunity to network within our industry for the first time in person since February 2020 was reinvigorating for all those in attendance. We look forward to many more successful events in the future!


Wilderwise
LIVING FREE HOMES

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wilderwise has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wilderwise be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Step by Step Frame Assembly!

20 days ago

After weeks of updating and finalizing our technical drawings, we were able to begin building the frame of our first tiny house! New aluminum profiles were purchased then delivered to our partner welding facility. In the images below, you can see the step by step process that was taken to ensure each aspect of the frame was in alignment.

1. First, we welded the connection points between the trailer and frame.

2. Next, we bolted the vertical posts to the trailer connectors. In this second set of images, the posts are the height of the tiny homes's first story, 7 ft 6 in.


1
2

3. Then, we welded the second story module and positioned it for bolting.

4. Finally, we welded the roof module and aligned it with the second story posts. This final step was hugely important because even one millimeter askew can deteriorate the tiny home's structural integrity. That being said, this perfect alignment is a huge success for us!


3
4

5. After welding the aluminum profiles, aligning each of the frame's modules, and testing all measurements, the frame was ready for disassembly. This modularity is one of the unique features of our product! Because each of the frame's major components can be disassembled and reassembled with ease, it has the capability of fitting into a shipping container and through small easements!

In these final images, the frame was disassembled and transported back to our production warehouse.


5

Our next steps will be finalizing the trailer wiring, lighting, and reflectors, followed by a remote inspection from NATM (National Association of Trailer Manufacturers). When scaffolding arrives at our warehouse, we'll bolt the frame modules and install the entire electrical and plumbing systems. Stay tuned as our build continues and the first Wilderwise tiny house comes to life!

Notice of Material Change in Offering

23 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Wilderwise offering. Here's an excerpt describing the specifics of the change:

Wilderwise Inc. is extending the campaign end date by 90 days and adding financial statements.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wilderwise has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wilderwise be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We received our CA DMV Manufacturer License!

about 2 months ago

BIG NEWS! We just received our Vehicle Manufacturer License! This means that we've been licensed by the California Department of Motor Vehicles to manufacture recreational trailers for use in the U.S. market.

While this may sound like a small achievement to many, working to receive this license was a multi-month project. In order to become a licensed manufacturer, a company must provide a long list of documents, many of which take months to procure from federal agencies and government offices.

Some of the requirements include:

- Fingerprinting and background check
- Personal and financial occupational licensing forms
- Certificates of good standing
- Letterhead documents
- WMI designation letter
- Registration with the NHTSA
- Manufacturer's statement of origin
- Photos of production area and product

This is a huge milestone! Receiving this license indicates that we are fully compliant to all federal codes and registered with the necessary governing agencies. This sets us apart from many other tiny house builders that may not be adequately licensed or up to code. In forgoing these necessary processes, other builders could create major problems for themselves and their customers. We pride ourselves in ensuring that our company and products are always 100% legal, safe, and accounted for.

Upon receiving our business license, we also received the registration tags for our first tiny house build! Within the coming weeks, we will receive physical license plates as well. We are so excited to attach these registration tags to our flagship tiny home and to tour the country, showing people what is possible with our products.

In tandem, we just surpassed $200K! Thank you to everyone who has supported us so far. Cheers to these milestones and to the future of Wilderwise!



STATE OF CALIFORNIA
DEPARTMENT OF MOTOR VEHICLES
PERMANENT REGISTRATION CARD
VEHICLE MANUFACTURER

License No. 02180

Date Issued: 03/09/21

Plate No. 001A

This permanent registration card shall be signed and maintained with the vehicle when operated with a special plate, pursuant to Section 11715 (f) of the California Vehicle Code.

ISSUED TO WILDERWISE BH
TRG SLOBODE 16
TUZLA

I hereby certify I have read and understand the information contained in the attached document.

FORM CONTROL NO. 309669

SIGNATURE OF LICENSEE

CALIFORNIA STATE TRANSPORTATION AGENCY — GAVIN NEWSOM, Governor
DEPARTMENT OF MOTOR VEHICLES
LICENSING OPERATIONS DIVISION
OCCUPATIONAL LICENSING BRANCH
PO BOX 932342, MAIL STATION L224
SACRAMENTO, CA 94232-3420
(916) 229-3126

March 16, 2021

FEB

CALIFORNIA OCCUPATIONAL LICENSE 2022
X 198867

Wilderwise BH D.O.O. Tuzla
Attn: Arya Mazanek
1257 Catalina
Laguna Beach, California 92651

RE: Application for Occupational License, State of California Vehicle Manufacturer #02180

Thank you for submitting your application for a Vehicle Manufacturer License. Enclosed is your Business License. For your reference, the California Automated Vehicle Registration system will identify your product makes by the acronyms of:

"WDRWS"

VEHICLE MANUFACTURER

Lic. No. 02180

Date Issued: MAR 09, 2021 Expiration Date: FEB 28, 2022

This license is valid for the period indicated above. This license shall be signed and displayed in the office at the address shown below, pursuant to the California Vehicle Code.

ISSUED TO VALID ONLY AT WILDERWISE BH
TRG SLOBODE 16
TUZLA

REC TRLR

License must be renewed prior to expiration date pursuant to California Vehicle Code Sections 11105, 11105.6, 11204, 11410, 11508, 11620 or 11717.

FORM CONTROL NO. 1474905

SIGNATURE OF LICENSEE

New Podcast Episode Features Wilderwise CEO

2 months ago

Our founder and CEO, Arya Mazanek, was recently interviewed for the Powerful Ladies Podcast and the episode is available now!

Tune into this episode via the Youtube video below or wherever you listen to podcasts, such as:
Apple Podcasts: http://ow.ly/iPYu50E2Ltw
Stitcher: http://ow.ly/7vEY50E2LsN

Powerful Ladies is where women come together to rise! In this episode, Arya and podcast host, Kara Duffy, discuss the tiny house movement, work-life harmony, being a woman in business, and the importance of staying true to your values. We hope you enjoy!



Powerful Ladies Podcast #107: The Busin...
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POWERFUL LADIES PODCAST
EPISODE #107
Hosted by KARA DUFFY
www.thepowerfulladies.com
@powerfulladies
How to Turn Your Values Into a Business
ARYA MAZANEK
CEO, Wilderwise Homes
Watch on YouTube

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wilderwise has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wilderwise be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Overcoming Challenges Leads to Product Improvement

2 months ago

When the need arises, we PIVOT! 💪

In the last two weeks, the Wilderwise team learned the immense value of careful planning and dedicated problem-solving when a challenge arose in our production process. Near the completion of our trailer build, we performed a deflection test and discovered that the trailer's flexibility under pressure was unacceptable for our purposes. With unified team effort and a solution-based approach, we found a way to turn this "problem" into long-term product improvement. Here's how...

As we were building our original trailer, we recognized that it was very costly and time consuming to build. Knowing that we needed a more streamlined process for future mass-production, one of our engineers took the initiative to create an updated trailer design. We calculated that it would be faster and cheaper to build, while still retaining the same strong, lightweight properties.

So when the deflection test revealed that a redesign was necessary, changing course was relatively painless. What a relief that the solution had already been found and was immediately available!

Within days, we took this new design from concept to reality and have since been quite pleased with the result. In the picture below, we are using two lifting jacks to lift our new trailer and test its deflection. As you can see, it is as solid as a rock!



In fact, the updated design is 84% faster to build, which means a more streamlined production process, quicker turnaround and delivery, and reduced costs. We also saw a 15% reduction in material weight and a 45% decrease in material costs.

We are proud of our team for being so prepared, discovering this problem, and finding a solution with great efficiency and enthusiasm. This solution will improve our product and manufacturing process for years to come, by saving us valuable time and money as we expand production.

Now that these design updates have been finalized, we are well on our way to completing the first Wilderwise tiny house with even greater confidence. Having overcome this challenge, we have an improved product, a clearer path to lean production, and greater team morale.

Below, you can see some other angles of the new trailer being tested, along with the old trailer moved out of the way into a temporary storage position. In the future, we plan to continue to test this old design in our research and development efforts. Out with the old and in with the new! We're excited to continue improving our product and offering disruptive technology within the housing market. Help fund our progress by joining us as an investor. We are deeply grateful for your support and contributions!



Assembling a Modular Building Panel

3 months ago

Our proprietary building panels are taking form! These panels are the fundamental structure used in the walls, floor, and ceiling of our tiny homes. They can be built to various sizes, are easy to attach to the house frame, and can even rotate outwards to create an indoor/outdoor transitional space!

Each is made from aluminum, ABS plastic, and weatherproof composite sheets. These materials are mold and rust resistant, so you never have to worry about structural deterioration.



In the video below, we are building one panel from start to finish. First, we prepared the plastic cross support grid. Next, we cut the aluminum edges and attached these to the grid. Finally, we inserted insulating foam blocks and glued the durable, noise-reducing composite sheets.

These panels are greater than the sum of their parts! When fully assembled, they have unique modular capabilities, are powerful insulators, and have the strength to withstand harsh weather and impact.

We are thrilled to see these designs coming to life and demonstrating the awesome benefits we had always hoped for! Stay tuned for more behind-the-scenes manufacturing and build progress content. In the meantime, help us reach our next funding goal by investing today! For those who have invested already, thank you! Your contribution is what makes this kind of progress possible. We are so grateful for our growing community of advocates, investors, and customers. Let's change the world together!


Assembling a Modular Building Panel
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ILIDIO C. 1 INVESTMENT 13 days ago
Hello and hope all is well.
Maybe this question has already been addressed/answered.
I love the concept and the fact that it's eco friendly.

What is to stop another company with more funds from doing the exact same thing? Just stealing the idea.

Thanks

> **Arya Mazanek** - Wilderwise 11 days ago
> Hi Ilidio, I'm happy to hear you love what we are doing! To answer your question - there's always a risk of our idea being stolen, even with patents filed. However, it has taken years of specialized engineering and technical supply chain development to get to where we are now. Considering how much effort it has taken to reach this point (including bringing on investors, securing customers, and establishing a market presence), a potential competitor with more funds would likely see higher profits and less risk by investing in/partnering with us rather than spending significant capital to start from scratch. In any case, we will do everything in our power to stay ahead of competitors and develop fruitful partnerships when appropriate!

Judy G. 16 days ago
Hi, Wishing you much success as you see your vision become a reality. Thanks for often posting comments and photos of your progress and challenges. May I ask where you are on your patent process? Thanks, J.

> **Arya Mazanek** - Wilderwise 14 days ago
> Hi Judy, thank you for your support! We have done some preliminary research on patent filing, but haven't initiated the process yet. We are waiting until our first model is built and the design is fully tested before filing for patents. We hope to start this process before the end of 2021!

Nevin M. 1 INVESTMENT 19 days ago
Hello,
Love your concept! You mention eco-friendly and sustainability several times - aside from the off-grid features like the solar panels, composting toilets, etc., what features are specifically eco-friendly in terms of the materials, processes, etc.?

> **Arya Mazanek** - Wilderwise 18 days ago
> Hi Nevin, thanks for your support! In terms of sustainability, several of our team members have educational/career backgrounds in renewable energy. So as not to contribute to deforestation, we use almost no wood-based products in our construction. Instead, we use various metals and plastics which can be recycled. Our goal in the next few years is to transition to using only recycled raw materials, renewable fibers and composites, and eco-friendly alternatives such as hemp plastic. We are also committed to creating a green manufacturing process by finding ways to reduce emissions and conserve natural resources. Once the company is stabilized, we'd like to support environment-focused charities and non-profits. Although these goals will take time to actualize, creating a thriving, sustainable business is our top priority and we will work tirelessly to make that dream a reality!

Lanelle S. 1 INVESTMENT INVESTED 22 days ago
Your vision is exactly what I've been looking for! The biggest turn-off for tiny homes for me has been the "crawl space" loft area.

I'm looking to purchase property for retirement and even the access to most of the lofts make my knees hurt just looking at them. I love that you've eliminated the stairs with a small lift?!

Once you're up and building what are the plans for shipping and setup to customers locations or are you only staying in your local area? I couldn't find that info on the website.

If I buy one and come get it will I get trained on how to set it up? Is that even doable for one person?

I disagree with another commenter I think your pricing is good, right in the ballpark and even a little less than most I've been looking at.

> **Arya Mazanek** - Wilderwise 20 days ago
> Hi Lanelle, we're in agreement that the loft bedrooms can be quite limiting for most people. I'm so happy to hear that our solution is exactly what you've been looking for! Yes, we are designing a lift to replace the steps. However, we are still refining the production of this design, so this won't be included in our prototype unit, but will be an option for future units. We do plan to be able to ship to customers nationwide. In some cases, we will deliver the unit fully assembled (towed to location). In other cases, we can deliver the unit in pieces (via shipping container) and have our dedicated maintenance team accompany the shipment to assemble the tiny home on site. These details are still being worked out and will be finalized later this year. If you were to pick up your unit from our distribution facility, we would have it fully assembled and ready for you! We would not expect you to set it up by yourself. I am glad that our pricing seems appropriate to you. We have done everything we can to keep the price low and still offer a number of unique and valuable features. Please let me know if you have any other questions!

Hashvin D. 10 INVESTMENTS INVESTED 25 days ago
Hi Arya, Thanks for the quick response, What I was asking about is in the financial summary it shows
Most recent fiscal year
Revenues And Sales $10,963.00USD
Costs Of Goods Sold $75,444.00USD

Im trying to understand this.

> **Arya Mazanek** - Wilderwise 23 days ago
> Hi Hashvin, since we have not yet delivered sold products yet, the revenue and sales from 2020 consists of preorder deposits made from future customers who joined our waitlist. The COGS mainly consists of subcontractor payments to those who have been supporting the design, development, and production of our prototype unit. I hope this makes sense! We aim to start selling and delivering products this year, so our 2021 financials will likely look quite different than 2020 and earlier.

Hashvin D. 10 INVESTMENTS INVESTED 25 days ago
In your last financials the rev&sales is < the COGS?
Can you shed light on this?

Arya Mazanek - Wilderwise 25 days ago
Hi Hashvin, in our 2018/2019 financials, we have nothing listed for revenue, sales, or COGS since we did not sell any products. We will soon be releasing updated financial statements that will be a better representation of our current operations!

Susan C. a month ago
I love this idea and think it is quite possible to achieve greatness. That being said...I too think IMO the pricing is a little steep. Just once I'd love to see a company forgo their larger salaries to reduce pricing for the common man. I feel it is a huge future investment for your growth and future profits to provide a true deal to the common man and show some selflessness by profiting the bare minimum at first. I'd have much more respect for someone/something who is willing to do this.
So my question is..."Is there a place to put personal belongings (ie" clothes, dishes, toiletries, bedding, dry food items) for a weekend/week trip onboard?"

Arya Mazanek - Wilderwise a month ago
Hi Susan, thank you and I'm glad you love what we are doing! With regards to pricing, we have done our very best to offer our products at the lowest price possible, while still allowing for some profit margin to grow the company. It is our mission to provide affordable housing to the masses and make home ownership accessible to more people! Once the company is fully stable and operating off of revenue, we hope to pursue philanthropic endeavors such as providing housing for the homeless and for disaster relief. To answer your question about personal belongings, there are built in cabinets throughout the tiny home! To get an idea of the storage available, you can view the renderings on our website at www.wilderwise.com/inside.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video: In the current state of the world, the need for sustainable and affordable housing is larger than ever. We’re here to meet this need with a hybrid solution that could fundamentally disrupt the existing markets.

My name is Arya and I am the CEO and co-founder of Wilderwise. We design and build eco-innovative tiny homes on wheels with a vision for climate protection and social change. And now you can share in this vision by becoming an investor.

We've seen that in recent years, tiny houses have exploded in popularity, but innovation has been stagnant. Our competitors have merely taken standard building practices and implemented them on a smaller scale. The average tiny house is arduous to build, difficult to transport, and susceptible to mold and deterioration. Not to mention that most only offer a 3-4 ft loft for sleeping.

At Wilderwise, we do things differently. With a heavy focus on engineering, we’ve created a lightweight, modular, two story, off grid capable tiny house that bridges the gap between three alternative housing industries. Our hybrid offering is customizable and eco friendly like a tiny house, lightweight and functional like an RV, and has modular capabilities like many accessory dwelling units.

This concept has been in development for nearly 5 years, with 2020 being our most exciting year to date. In the last 9 months, we’ve launched our website, grown our team, built a custom factory, garnered more than 120 preorder requests, accepted delivery of custom parts and raw materials, and are finally beginning the production of our flagship tiny home.

Our dream is to make homeownership accessible to all; to spur an evolution in the way people live; and to offer the means to personal and financial freedom. With the COVID-19 pandemic and ever-growing housing, climate, and debt crises, Wilderwise is poised to provide the alternative housing solution that the world so desperately needs.

We are now at a pivotal point: our flagship offering is entering the market and zoning laws nationwide are becoming more tiny house friendly. With the support of a community of like-minded people like you, we can achieve our mission of reshaping the housing industry and helping people to reach their full potential. Learn more about becoming an investor in Wilderwise, at our page on StartEngine.

Testimonial Video;

hello my name is vienna and i am here today to talk to you about why i chose Wilderwise as my tiny house company.yes i'm so excited so um i am currently a master's student for clinical neuropsychology um and i am looking to go to my phd program but i have no idea what state that's going to be in so that's one of the major factors that led me to a tiny house in the first place. i always wanted one even as a kid but this is one of the main factors that as an adult has really led me to the decision to look for a tiny house seriously so when i was looking i found lots of different places lots of different companies but you know they just weren't willing to

compromise with me they weren't willing to make my tiny house mine personalized and unique something that would fit me it was more pick from this list of tiny houses and you know ordered and i really didn't want that i wanted something that i could call my own something that was customized to me something that i could change if need be given my situations that are going to change so when i came across welderwise i really thought it was too good to be true to it first i always wanted a first floor bedroom for so many different reasons i did not want a lofted bedroom which is the typical bedroom situation in a tiny house um but when i saw that welderwise has the expandable second floor my mind blew i was shocked i really thought it was way too good to be true and i immediately had to call the company i immediately called and i got arya who is amazing that's another huge reason why i chose the company is because all the people there are incredible they are so accommodating they listen to everything that i had to say they even allowed me to pick out certain things that i would be looking to have in my tiny house i shared all my pinterest boards with them my wish list of things that i would like in my tiny house i put it all on my google slides account and shared my google slides with not only her but the engineers everyone and so far nobody has said no to an idea it's always a compromise well we can do this but let's do this you know a little bit different well let's do this um and just a little compromise here never know which is huge i love that being able to customize my tiny house being able to call it my own and being able to make it mine my home is so important to me also i really really really really wanted my tiny house to be longer than the flagship model which kind of goes back to the uniqueness aspect so with that being said i wanted my tiny house to be 30 feet long not their traditional 20 feet long in their flagship model without a doubt ari is like yeah i'll speak to my engineers no problem we'll see what we can do again mind blown amazing thank you so much for being able to communicate to me this and also being able to work with me because that to me is the best quality of this company is to be able to communicate to me to tell me what you think is feasible what you think we need to compromise on and to also be willing to make this mine that is the biggest biggest biggest pro in my book and also i absolutely love the fact that this whole house is modular that you can take pieces out like legos and then put in new pieces i personally know that i'm going to be getting the houseboat edition i'm going to be getting the small garden edition i cannot wait to be able to get a slide out edition so not only will my house slide up to create the second floor but also slide out to create a larger first floor i am ecstatic for my tiny house and i don't know when it's going to be here because obviously it's still in production but i can tell you when it comes i am so ready to move in and make this tiny house mine forever i am so so so thankful to this company and to everything that they have already done for me within the past six months of working with them and just the constant communication the constant compromises and the wonderful wonderful wonderful wonderful team that they have there and all the brilliant ideas that they bring to the table so i want to thank them from the bottom of my heart and i want to tell everybody who's watching this that has not already looked at their website who has not already thought about maybe considering purchasing a tiny house or who has not already considered just even giving them a call and talking to arya please do it do yourself a favor um it's the best decision i've ever made

Video in "The Solution"

As you enter the home, you are greeted by a warm and inviting living room - a spacious area with a fireplace, tv, a bar for dining, and lots of natural light. A full kitchen is equipped with ample counter space and all the necessary appliances, even a washer dryer combo. The

bathroom has three separate sections and utilizes proprietary sustainable systems including a water recycling shower and an incinerating toilet. A hydraulic lift brings you upstairs to the second story landing with a full closet and linen cabinet; this upstairs lounge space with lots of storage is perfect for working relaxing, or as a guest bedroom. The master bedroom has full height ceilings and a queen size storage bed with a tv at the foot for maximum comfort wherever you go.

Video in "What We Do"

Unlike any other home on the market, Wilderwise can be broken down into parts that fit into a shipping container. This allows for easy drop shipping directly to your address. Each self-contained module unit is moved out of the shipping container using a custom wheel system to make the process smooth and simple requiring only two people to assist. We have designed our homes to fit through a standard 5 foot easement, so they can easily be moved into a backyard or location of your choosing. This eliminates the need for an expensive crane and team of laborers to do the job thus saving you time, money, and effort. Once all units are in the backyard, the assembly can be done in less than a few hours. Each piece fits together and locks into place without the need for welding or construction experience. First, you set up the trailer, frame, panels, and roof these are the main structural components of a welderwise home. Once the structure is in place, you can move each interior unit inside the empty shell. This includes parts for the kitchen, bathroom, staircase, and fireplace. Each unit is secured using heavy duty suction cups which hold the components in place but also allow for easy removal if you decide to relocate your home and service the module units. Once secured, the final wall is attached along with the outdoor storage container. Now your home is ready for use .the possibilities are endless with your Wilderwise micro home - you can add furniture and custom decor to make the unit truly feel like home. It can be used as a guest house, accommodations for grandparents or children, used as a rental property, or even converted into an art studio. However, you decide to use it Wilderwise's unique modular design is sure to fit your needs.

Video in "Innovating an Industry"

Wilderwise homes are easily portable allowing you to be comfortable and well equipped in any setting, such as on a camping trip with friends and family. The outer storage box contains a barbecue and pizza oven perfect for entertaining guests. Various add-on kits will be available for purchase such as these decks and awnings that make your home even more versatile. The home's robust off-grid capabilities eliminate the need for hookups, so that you can enjoy the great outdoors with no limitations. This sets up the perfect opportunity to share time with loved ones and do what matters most to you.

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